UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number      0-20243

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 2, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
ValueVision Media, Inc.

Full Name of Registrant

Former Name if Applicable
6740 Shady Oak Road

Address of Principal Executive Office (Street and Number)
Eden Prairie, Minnesota 55434-3433

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The registrant’s annual report on Form 10-K for the fiscal year ended February 2, 2008 could not be filed within the prescribed time period because of additional time required to obtain the consent of the independent registered public accounting firm of Ralph Lauren Media, LLC to include their audit opinion on the financial statements of Ralph Lauren Media, LLC as of and for the period ended March 31, 2007, which are required to be filed as an exhibit to the Form 10-K. Without this consent, the registrant was unable to obtain the consent of its own independent registered public accounting firm to include their audit opinion on the registrant’s financial statements to be included in the Form 10-K. Ralph Lauren Media, LLC was a minority investment by the registrant, which the registrant sold in March 2007.
     As a result of these delays and in order to ensure the accuracy and completeness of the Form 10-K for the year ended February 2, 2008, the registrant is unable to complete and file its Form 10-K by the prescribed filing deadline without unreasonable effort and expense. The registrant currently anticipates filing the Form 10-K on or before the end of the extended deadline.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Nathan Fagre	(952)	943-6000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As reported on the press release furnished as exhibit 99 to the Form 8-K filed March 25, 2008, the registrant’s net sales for the fiscal quarter ended February 2, 2008 were $218.0 million, an increase of 1% from $216.7 million in the fourth quarter of the prior fiscal year. Net loss for the quarter was $0.8 million compared to net income of $3.5 million for the same quarter last year.
     Net sales for the registrant’s fiscal year ended February 2, 2008 were $781.6 million, an increase of 2% from $767.3 million in the prior fiscal year. For the fiscal year ended February 2, 2008, the registrant recorded net income of $22.5 million compared to a net loss of $2.4 million in the prior year.
ValueVision Media, Inc.
(name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 18, 2008	By	/s/ Frank Elsenbast

Frank Elsenbast
Chief Financial Officer
Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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